UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)*



                        The Turkish Investment Fund, Inc.
             ------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
             ------------------------------------------------------
                         (Title of Class of Securities)

                                    900145103
                      ------------------------------------
                                 (CUSIP Number)

                                 March 31, 1998
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [x] Rule 13d-1(b)

         [ ] Rule 13d-(c)

         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 900145103          SCHEDULE 13G               Page 2 of 7

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(1)  Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons
     (entities only)

     Newgate LLP

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [X]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

     Massachusetts

Number         (5) Sole Voting Power          See Foot/Rosenbaum
of Shares      ----------------------------------------------------
Beneficially   (6) Shared Voting Power        None
Owned by       ----------------------------------------------------
Each           (7) Sole Dispositive Power     See Foot/Rosenbaum
Reporting      ----------------------------------------------------
Person With    (8) Shared Dispositive Power   None

(9)   Aggregate Amount Beneficially Owned by Each Reporting Person

      755,160

(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares (See Instructions)

(11)  Percent of Class Represented by Amount in Row 9

      10.72%

(12)  Type of Reporting Person (See Instructions)

      IA


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CUSIP No. 900145103          SCHEDULE 13G               Page 3 of 7

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(1)  Names of Reporting Persons. I.R.S. Identification Nos. of Above  Persons
     (entities only)

     George Foot
     Sonia Rosenbaum

(2)  Check the Appropriate Box if a Member of a Group
     (See Instructions)
     (a) [ ]
     (b) [X]

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

     United States

Number         (5) Sole Voting Power              755,160
of Shares      ----------------------------------------------------
Beneficially   (6) Shared Voting Power            None
Owned by       ----------------------------------------------------
Each           (7) Sole Dispositive Power         755,160
Reporting      ----------------------------------------------------
Person With    (8) Shared Dispositive Power       None


(9)  Aggregate Amount Beneficially Owned by Each Reporting Person

     755,160

(10) Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares (See Instructions)

(11) Percent of Class Represented by Amount in Row 9

     10.72%

(12) Type of Reporting Person (See Instructions)

     HC

CUSIP No. 900145103          SCHEDULE 13G               Page 4 of 7
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Item 1(a)          Name of Issuer:
                   The Turkish Investment Fund, Inc.

Item 1(b)          Address of Issuer's Principal Executive Offices:
                   1221 Avenue of the Americas, New York, NY  10020

Item 2(a)          Name of Person Filing:
                   Newgate LLP, George Foot and Sonia Rosenbaum

Item 2(b)          Address of Principal Business Office:
                   The principal business office and business address for each Reporting Person filing is 80 Field Point Road, Greenwich, CT 06830.

Item 2(c)          Citizenship:
                   This statement is filed on behalf of Newgate LLP, a Massachusetts registered limited liability partnership as an investment adviser under the Investment Advisers Act of 1940, as amended. George Foot and Sonia Rosenbaum, the controlling general partners of Newgate LLP, are United States citizens.

Item 2(d)          Title of Class of Securities:
                   Common Stock, $0.01 Par Value

Item 2(c)          CUSIP Number:
                   900145103

Item 3.  If this statement is filed pursuant to rules 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:
(a) [ ]  Broker or Dealer registered under section 15 of the Act;
(b) [ ]  Bank as defined in section 3(a)(6) of the Act;
(c) [ ]  Insurance Company as defined in section 3(a)(19) of the Act;
(d) [ ] Investment Company registered under section 8 of the Investment Company Act;
(e) [X]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [X] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]


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CUSIP No. 900145103          SCHEDULE 13G               Page 5 of 7
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Item 4.  Ownership:

(a)   Amount Beneficially Owned:
      755,160 shares of Common Stock

(b)   Percent of Class:
      10.72%

(c)   Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 755,160

          (ii)  shared power to vote or to direct the vote: none

          (iii) sole power to dispose or to direct the disposition of: 755,160

          (iv)  shared power to dispose or to direct the disposition of: none

See pp. 2-3 of this Schedule, setting forth the aggregate number and percentage of the securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

Item 5.  Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more that five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person

     The account owners who are advised by Newgate have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     George Foot and Sonia Rosenbaum are filing as Parent Holding Companies pursuant to Rule 13d-1(b)(ii)(G). See attached exhibit.


Item  8. Identification and Classification of Members of the Group

          Not applicable.

Item 9.  Notices of Dissolution of Group

          Not applicable.
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CUSIP No. 900145103          SCHEDULE 13G               Page 6 of 7

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Item 10. Certification.

          Each  of  the   undersigned   certifies  that,  to  the  best  of
          its/his/her knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect. Signature

After reasonable inquiry and to the best of its/his/her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: March 31, 1998


                             Newgate LLP

                             By: /s/ Sonia Rosenbaum
                             -----------------------------
                             Sonia Rosenbaum/Partner

                             /s/ George Foot
                             -----------------------------
                             George Foot

                             /s/ Sonia Rosenbaum
                             -----------------------------
                             Sonia Rosenbaum



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CUSIP No. 900145103          SCHEDULE 13G               Page 7 of 7

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Exhibit to Schedule 13G

Item 7.

         Each of George Foot and Sonia Rosenbaum is filing as a "Parent Holding Company." The subsidiary is Newgate LLP, an investment adviser registered under section 203 of the Investment Advisers Act of 1940, as amended.